I, Michael J Antaran certify that:

(1) the financial statements of CARROT pass, LLC included in this Form are true and complete in all material respects; and

(2) the tax return information of CARROT pass, LLC included in this Form reflects accurately the information reported on the tax return for CARROT pass, LLC filed for the fiscal year ended 2017.



Michael J Antaran
CEO
10/19/2018

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Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.